Exhibit 99.2

MEDIWOUND LTD.

PROXY FOR THE 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 29, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Yaron Meyer and/or Boaz Gur-Lavie and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of MediWound Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Friday, May 22, 2020, at the 2020 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of Latham & Watkins LLP, 811 Main Street, Houston, Texas 77002, at 9:30 a.m. (Central Daylight Time) on Monday, June 29, 2020, and at any and all adjournments or postponements thereof on the matters listed on the reverse side, which matters are more fully described in the Notice of 2020 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2020 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.  If no direction is made with respect to Proposals 1, 3, 5, 6 and 7, this Proxy will be voted “FOR” each such proposal.  If no direction is made with respect to Proposals 2, 4, 8, 9 or 10, the undersigned will be deemed to have abstained from voting on any such proposal(s), unless the undersigned confirms on the reverse side whether the undersigned possesses a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law) in the approval of those proposals—in which case this proxy will be voted “FOR” those proposals as well.  This proxy will furthermore be voted in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MEDIWOUND LTD.

JUNE 29, 2020

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at - http://ir.mediwound.com/financial-information/annual-reports

Please date, sign and mail your proxy card in the
envelope provided as soon as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.  PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEMS 2(a)A, 2(b)A, 4A, 8A, 9A AND 10A RELATING TO PROPOSAL2(a). 2(b), 4, 8, 9 AND 10.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Directions (Items 2(a)A, 2(b)A, 4A, 8A, 9A and 10A)

PLEASE BE CERTAIN TO FILL IN THE BOXES “FOR” EACH OF ITEMS 2(a)A, 2(b)A, 4A, 8A, 9A AND 10A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A “PERSONAL INTEREST” UNDER THE ISRAELI COMPANIES LAW) IN THE APPROVAL OF PROPOSALS 2(a), 2(b), 4, 8, 9 AND 10, RESPECTIVELY.

If you believe that you, or a related party of yours, has such a conflict of interest, or if you are a controlling shareholder, and you wish to participate in the vote on Proposals 2(a), 2(b), 4, 8, 9 and/or 10, you should check the box “AGAINST” Items 2(a)A, 2(b)A, 4A, 8A, 9A and/or 10A (as applicable). In that case, your vote will count towards or against the ordinary majority required for the approval of Proposals 2(a), 2(b), 4, 8, 9 and/or 10 (as applicable) but will not count towards or against the special majority required for the approval of those proposals.

IF YOU DO NOT INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER AND/OR HAVE A CONFLICT OF INTEREST IN ITEMS 2(a)A, 2(b)A, 4A, 8A, 9A OR 10A, YOUR VOTE WILL NOT BE COUNTED AT ALL FOR PROPOSALS 2(a), 2(b), 4, 8, 9 AND/OR 10 (AS APPLICABLE).

To change the address on your account, please check the box at the right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐
		FOR	AGAINST	ABSTAIN
1.	Re-election of the following six incumbent directors:
	(a) Mr. Stephen T. Wills	☐	☐	☐
	(b) Mr. David Fox	☐	☐	☐
	(c) Mr. Ofer Gonen	☐	☐	☐
	(d) Mr. Sam Moed	☐	☐	☐
	(e) Mr. Assaf Segal	☐	☐	☐
	(f) Dr. Vickie R. Driver	☐	☐	☐
2.	Re-election of the following external directors, each for a three-year term:
	(a) Sharon Kochan	☐	☐	☐
	(b) Nissim Mashiach	☐	☐	☐
2(a)	A The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 2(a) [MUST COMPLETE]	☐	☐
2(b)	A The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 2(b) [MUST COMPLETE]	☐	☐
3.
Approval of the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, as the Company’s independent registered public accounting firm, and authorization of the Board of Directors to fix their remuneration
		☐	☐	☐
4.	Approval of renewed director and officer (D&O) insurance policy	☐	☐	☐
4A	The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 4 [MUST COMPLETE]	☐	☐
5.	Approval of updated director compensation packages (cash fees and related benefits) for all directors other than Executive Chairman of Board	☐	☐	☐
6.	Approval of updated director equity compensation packages for all directors	☐	☐	☐
7.	Approval of cash bonus for Executive Chairman of Board (Stephen Wills) in respect of his role in transaction with Vericel Corporation	☐	☐	☐
8.	Approval of annual cash bonus to CEO (Sharon Malka) for his performance in 2019	☐	☐	☐
8A.	The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 8 [MUST COMPLETE]	☐	☐
9.	Approval of option grant to CEO (Sharon Malka)	☐	☐	☐
9A.	The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 9 [MUST COMPLETE]	☐	☐
10.	Approval of cash bonus to former President and CEO (Gal Cohen) in respect of his role in transaction with Vericel Corporation	☐	☐	☐
10A.	The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 10 [MUST COMPLETE]	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.